Exhibit 99.1

Santiago, 17 de Marzo de 2017

Señor

Eric Parrado Herrera,

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial - Acuerdo Directorio,

proposición de reparto de dividendo.

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045, se informa que en sesión ordinaria del día de ayer, el Directorio de Banco Santander-Chile acordó citar a Junta Ordinaria de Accionistas para el día 26 de Abril de 2017, con el objeto de tratar, entre otras materias, la proposición de distribuir un dividendo de $1,75459102 por acción, correspondiente al 70% de las utilidades del ejercicio 2016.

Asimismo, se propondrá a la Junta que el 30% restante de las utilidades sea destinado a incrementar las reservas del Banco.

Saluda atentamente a usted,

Claudio Melandri Hinojosa

Gerente General

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores

Santiago, March 17, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event- Resignation and Appointment of Directors

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law No. 18,045, we report that at the regular meeting of the Board of Directors of Banco Santander – Chile (the “Bank”), it was agreed upon to summon an ordinary shareholders’ meeting to be held on April 26, 2017 with the objective, among other matters, to propose for approval by shareholders a dividend of Ch$1.75459102 per share, corresponding to 70% of net income attributable to shareholders in 2016.

In addition, the remaining 30% of net income attributable to shareholders in 2016 will be destined to increase reserves.

Sincerely,

CLAUDIO MELANDRI HINOJOSA

GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores